SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael W. Hall

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 of Conceptus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of the Company, at a price of $31.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and in the related Letter of Transmittal, copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Bayer AG with the SEC on May 7, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(D)	Email distributed by the Company on May 9, 2013 to employees of the Company.

(a)(5)(E)	Additional FAQs made available by the Company on May 9, 2013 to employees of the Company.

(a)(5)(F)	Form of letter distributed by the Company on May 9, 2013 to certain non-sales employees of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCEPTUS, INC.

By:	/s/ Gregory E. Lichtwardt
Name:	Gregory E. Lichtwardt
Title:	Executive Vice President and Chief Financial Officer

Dated: May 9, 2013